April 3, 2026

Qian Wang
Chief Executive Officer
YSMD, LLC
745 5th Avenue, Suite 500
New York, NY 10151

        Re: YSMD, LLC
            Offering Statement on Form 1-A
            Filed March 10, 2026
            File No. 024-12720
Dear Qian Wang:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Mary Beth Breslin at 202-551-3625 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:    Jill Wallach